Exhibit 19.1

1.PURPOSE
To provide guidelines to directors, executive officers and teammates (including temporary and provisional teammates and independent contractors) (collectively “teammates”) of DaVita Inc. (the “Company”) or any of its subsidiaries regarding transactions involving Company Securities (as defined below) or securities of third parties (“Third-Party Securities”). It is the Company’s policy that Insiders (as defined below) must comply with applicable securities laws and regulations at all times. Under no circumstances may any Insider trade in any Company Securities or Third-Party Securities while in possession of Material Non-Public Information (as defined below) regarding the Company or such other entity obtained as a result of his or her service with the Company.
2.APPLICABILITY
This Insider Trading Policy (this “Policy”) applies to all transactions in the Company’s securities (“Company Securities”), including, without limitation, common stock, options for common stock, stock-settled stock appreciation rights, restricted stock units and any other securities the Company may issue from time to time, such as preferred stock, warrants and debt, as well as to derivative securities relating to the Company’s stock or other securities, whether or not issued by the Company, such as exchange-traded options, and to Third-Party Securities.
This Policy applies to: (i) all members of the Company’s Board of Directors, (ii) all executive officers of the Company, and (iii) all teammates of the Company or any of its subsidiaries who receive or have access to Material Non-Public Information regarding the Company or Third-Party Securities and any person who receives Material Non-Public Information from any Insider (sometimes referred to as “you” or a “Person”). This Policy is meant to apply globally, inside and outside the U.S. alike, and applies to citizens of countries other than the U.S.
This Policy also applies to family members who reside with you, including, without limitation, a child (even while temporarily away at college), stepchild, parent, stepparent, spouse, sibling and in-law, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities or Third-Party Securities are directed by you or subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities or Third-Party Securities (each a “Related Person” and collectively, “Related Persons”). This Policy also applies to any entities you influence or control, including, without limitation, any corporations, partnerships, trusts or investment clubs (collectively referred to as “Controlled Entities”).
Transactions by Related Persons and Controlled Entities should be treated for purposes of this Policy and applicable securities laws and regulations as if they were for your own account.
You are reminded that the Company’s Code of Conduct and any confidentiality agreement with the Company prohibit disclosure of any confidential information to third parties other than in accordance with the Company’s policies, whether or not such information would be deemed “material” under insider trading rules.

3.DEFINITIONS OF INSIDER, MATERIAL NON-PUBLIC INFORMATION AND TRADING DAY
Insider. Any Person who possesses Material Non-Public Information (as defined below) is considered an “Insider” as to that information for so long as that information is not publicly known.
“Insiders” include members of the Company’s Board of Directors, all executive officers of the Company and all teammates of the Company and its subsidiaries who are in possession of or have access to Material Non-Public Information, as well as such person’s Related Persons and Controlled Entities.
Any teammate can be a temporary Insider from time to time, and would at those times be subject to the restrictions described in this Policy.
Material Information. The materiality of information depends on the facts and circumstances of the situation, and while there is no bright-line standard for assessing materiality, materiality is often evaluated by enforcement authorities with the benefit of hindsight. Based on the general principles established by the courts, information is considered material if:
•there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision regarding the purchase or sale of Company Securities or Third-Party Securities;
•it would be viewed by a reasonable investor as significantly altering the total mix of information available publicly about the Company or applicable third party; or
•it is reasonably certain to have a substantial effect on the market price of Company Securities or Third-Party Securities.
Non-Public Information. Information that has not been disclosed to the public is generally considered to be non-public information. To establish that information has been disclosed, it may be necessary to demonstrate that the information has been widely disseminated and fully absorbed by the investing public.
Generally speaking, information should not be considered widely disseminated and fully absorbed by the marketplace until after the first full Trading Day (as defined below) after the information is released. For example, if the Company were to make an announcement after market close on a Monday, you should not trade until Wednesday. In certain circumstances, the Company may determine that a longer period is required with respect to the release of certain information.
Material Non-Public Information. Information that is both “Material” and “Non-Public” as described above is considered “Material Non-Public Information.” Material Non-Public Information can be positive or negative and is information that has not been previously disclosed to the general public and is otherwise not available to the general public.
Materiality depends on the specific circumstances of each situation. While there are no universal thresholds for materiality, the following are some examples of the types of information that may be regarded as material and should be reviewed carefully:
•Financial results;
•Projections of future earnings or losses;
•Guidance or changes in guidance to be provided publicly regarding earnings, revenues or other financial performance;
•Quarterly or annual earnings, revenues or other financial performance significantly different than analysts’ consensus;

•Changes in the structure and payment rates under the Medicare or Medicaid programs or set forth in contracts with major private payors;
•Significant litigation exposure due to actual or threatened litigation or the initiation of or a major development in an investigation by a regulatory body or significant litigation;
•Gain or loss of a substantial customer or supplier, or entry into or the termination of a significant agreement;
•Major changes in senior management, corporate strategy or operations;
•A change in auditor or notification that the auditor’s reports may no longer be relied upon;
•Stock splits;
•New equity or debt offerings or other significant financing activity;
•Impending bankruptcy or financial liquidity problems;
•Changes in dividend policy;
•New product or services announcements of a significant nature;
•Significant pricing changes;
•News of a pending or proposed merger or acquisition, or disposition of a subsidiary;
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; and
•Other favorable or unfavorable business developments.
The events listed above are only examples; many other types of information may be considered “material” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. When doubt exists as to whether information is material, you should assume the information is material. Teammates are reminded that no Insider (other than the Company’s CEO, CFO and Head of Investor Relations, or their designee), without consulting with the Company’s legal counsel in advance, may comment on stock price movement or rumors concerning corporate developments that are of possible significance to the investing public.
Trading Day. Any day on which the New York Stock Exchange is open for trading.
4.POLICY
4.1.Trading on Material Non-Public Information. Except as otherwise specified in Section 5.4, an Insider may not engage in any transaction involving a purchase or sale or other disposition (including gifts) of Company Securities or Third-Party Securities, as applicable, including any offer to purchase or offer to sell, during any blackout period or any other period beginning with the date and time that he or she comes into possession of Material Non-Public Information concerning the Company or the Third-Party Securities obtained as a result of his or her service with the Company, as applicable, and ending after the first full Trading Day following public disclosure of that information, or when such Material Non-Public Information is no longer material. During a blackout period or a period in which an Insider possesses Material Non-Public Information regarding the Company, these restrictions generally also apply to elections under Benefit Plans and the ESPP (each as defined below), and to the timing of stock option and SSAR (as defined below) exercises. More details on these restrictions are provided below in Section 5.4.
From time to time, the Company may engage in transactions in Company Securities. The Company will not trade in Company Securities in violation of applicable securities laws or stock exchange listing standards.
4.2. “Tipping”. An Insider may not disclose Material Non-Public Information (also known as “tipping”) to any other person (including Related Persons, co-workers, customers, suppliers or friends) where the information may be used by such person to profit by trading in the securities of companies to which the information relates. “Tipping” is always prohibited.
During the course of performing your duties with the Company, you may have access to Material Non-Public Information regarding other companies, such as, for example, companies with which the Company does business or is considering significant transaction(s). You should not disclose any Material Non-Public Information regarding the Company or such other companies, nor make recommendations or express opinions about trading in Company Securities or Third-Party Securities on the basis of Material Non-Public Information about the Company or such other company to anyone where the information may be used by the recipient to profit by trading in Company Securities or Third-Party Securities to which the information relates.
To prevent tipping, do not discuss Material Non-Public Information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cellular phone conversations are often overheard and that voice mail and e-mail messages may be retrieved by persons other than their intended recipients.
Even if you are not in possession of Material Non-Public Information, you should not recommend to any other person that they buy or sell Company Securities or Third-Party Securities. Your recommendation could be unfairly attributed to the Company and may be misleading if you do not have all relevant information.
4.3.Transactions in Company Securities through Benefit Plans and the Employee Stock Purchase Plan. This Policy also applies to certain elections you may make under the Company’s Retirement Savings Plan, the Deferred Compensation Plan and other similar benefit plans that may be available from time to time (“Benefit Plans”) and the Company’s employee stock purchase plan (the “ESPP”). Regular and matching contributions to a Company stock fund or other investments in Company Securities under a Benefit Plan pursuant to an election you made while you were not subject to a blackout period (as described in Section 5.1 below) or in possession of Material Non-Public Information regarding the Company are permitted during a blackout period or while you are in possession of Material Non-Public Information. However, while you are subject to a blackout period or in possession of Material Non-Public Information regarding the Company, you may not make a new election under a Benefit Plan or the ESPP to the extent that election would involve a Company stock fund or Company Securities. This Policy does not apply to (x) enrollment in any of the Benefit Plans while you are subject to a blackout period or in possession of Material Non-Public Information so long as such enrollment decision and any related elections do not involve a Company stock fund or Company Securities or (y) purchases by the Benefit Plan trustee of Company Securities in the Company’s Benefit Plan resulting from periodic contributions of money to the plan pursuant to your payroll deduction, dividend reinvestments within the Benefit Plan or distributions of cash or Company Securities out of the Benefit Plan by reason of death, disability, retirement or termination of employment. In addition, the purchase of shares under the ESPP pursuant to an election you made while you were not subject to a blackout period or in possession of Material Non-Public Information regarding the Company is permitted during a blackout period, but not the subsequent sale or certain other dispositions of any such shares during such blackout period.
4.4.Share Withholding for Taxes or to Pay Exercise Costs. Any election to satisfy tax or exercise price obligations arising in connection with equity awards held by you other than through the use of share withholding must be approved by the Chief Legal Officer of the Company or the Chief Legal Officer’s designee. For the avoidance of doubt, such approval will not be granted if you are (i) subject to a Company Blackout Period (as hereinafter defined) or any other blackout period described in Section 5.1 below, or (ii) if you are subject to a pre-clearance requirement imposed hereunder by the Chief Legal Officer and, as determined in the Chief Legal Officer’s sole discretion, are in possession of Material Non-Public Information regarding the Company.
5.COMPANY PROCEDURES
5.1.Trading Window. The Company strongly recommends that all teammates with access to the Company’s internal financial statements refrain from transactions involving the purchase or sale or other dispositions of Company Securities outside of the Trading Window. The “Trading Window” begins when the New York Stock Exchange closes on the first full Trading Day after the Company’s announcement of financial results for the prior fiscal quarter or year and ends at 11:59 p.m. U.S. Mountain Time on the 15th calendar day prior to the current fiscal quarter or year end.
Although the Company endeavors to monitor when teammates might have access to Material Non-Public Information and communicate timely guidance to teammates to refrain from purchases or sales or other dispositions of Company Securities, it is ultimately your responsibility to understand and comply with this Policy regardless of whether you receive such guidance. Even during the Trading Window, any person possessing Material Non-Public Information concerning the Company should not engage in any transactions in Company Securities until at least one full Trading Day following the public disclosure of such information, or when such Material Non-Public Information is no longer material. Trading in Company Securities during the Trading Window is not a “safe harbor,” and all members of the Board of Directors, executive officers and teammates should use good judgment at all times.
The Company has established regular blackout periods and may establish event-driven blackout periods for Insiders and other teammates. The U.S. Securities and Exchange Commission (the “SEC”) also prohibits Insiders from trading and other dispositions of securities during certain periods. This Policy refers to Company Blackout Periods, Off-Cycle Blackout Periods and SEC Blackout Periods (each as defined below) as “blackout periods.”
5.2.Quarterly Earnings Blackout Periods. Members of the Board of Directors, all executive officers, certain members of senior management, certain teammates from the Finance, Accounting and Legal departments and other teammates, as identified from time to time as having access to the Company’s financial results, are prohibited from trading in or other dispositions of Company Securities during the period beginning at 12:00 a.m. U.S. Mountain Time on the 14th calendar day before the end of any fiscal quarter or year and continuing through close of the New York Stock Exchange on the first full Trading Day after the Company’s release of financial results for the quarter or year (the “Company Blackout Period”). The Company endeavors to provide advance notice of the beginning and end of each Company Blackout Period; however, you are responsible for being aware of each Company Blackout Period applicable to you. You should also plan for the possibility that the Chief Legal Officer may institute an Off-Cycle Blackout Period (as discussed in Section 5.3) at any time and upon limited notice, if any.
5.3.Off-Cycle Blackout or Pre-clearance Periods. From time to time the Chief Legal Officer may determine that members of the Board of Directors, executive officers, and certain teammates of the Company or any of its subsidiaries must either suspend any trading or other dispositions of Company Securities or obtain pre-clearance (as discussed in Section 6.4) before engaging in such activities because of material or potentially material developments known to such individuals and not disclosed yet to the public. If such a blackout (an “Off-Cycle Blackout Period”) is declared or if pre-clearance is deemed applicable, the Company will endeavor to advise those individuals to whom it applies; however, such individuals must exercise appropriate judgment in connection with any trade in Company Securities or Third-Party Securities and are ultimately responsible for any violations of this Policy or applicable securities laws even if they have not been notified of such Off-Cycle Blackout Period or pre-clearance requirement.
5.4.Exceptions to Quarterly Earnings Blackout Period and Off-Cycle Blackout Periods. There are certain limited exceptions to the Company Blackout Period and Off-Cycle Blackout Periods.
a.Gifts. A bona fide gift of Company Securities is generally only permitted when you are not in a blackout period and under circumstances where transactions in Company Securities are not prohibited under this Policy. The Chief Legal Officer, however, upon your written request during a Company Blackout Period will evaluate (or during any other blackout period, will re-evaluate) whether you are not in possession of Material Non-Public Information regarding the Company and therefore should be authorized to make the gift.
b.Expiring Stock-Settled Stock Appreciation Rights. Unexercised stock-settled stock appreciation rights (“SSARs”) that will expire during a blackout period may be exercised on the last Trading Day prior to the expiration of the award, if the SSARs are “in the money.” Any shares acquired through the exercise of SSARs must be held by the SSAR grant holder until after the applicable blackout period has ended.
c.Restricted Stock Units. This Policy does not apply to the vesting of restricted stock units (“RSUs”) and other full-value awards, such as performance awards and restricted stock (collectively, “Full-Value Awards”), that occurs during a blackout period. Any shares acquired pursuant to vesting of RSUs or other Full-Value Awards during a blackout period must be held until after the applicable blackout period has ended.
d.Expiring Stock Options. Unexercised stock options that will expire during a blackout period may be exercised on the last Trading Day prior to the expiration of the option if the options are “in the money.” Any shares acquired through the exercise of an option must be held until after the applicable blackout period has ended.
e.Benefit Plans and Employee Stock Purchase Plan. Regular and matching contributions to the Company stock fund in a Benefit Plan pursuant to the election you made while you were not subject to a blackout period or in possession of Material Non-Public Information regarding the Company are permitted during a blackout period. In addition, the purchase of shares under the ESPP pursuant to an election you made while you were not subject to a blackout period or in possession of Material Non-Public Information regarding the Company is permitted during the blackout period, but not the subsequent sale or certain other dispositions of any such shares during such blackout period. Restrictions on your activities under Benefit Plans and the ESPP are described in Section 4.3 above.
f.10b5-1 Trading Plans. Automatic trading pursuant to a written program established prior to the applicable blackout period and in accordance with the conditions described in Appendix A is permitted during a blackout period.
g.Share Withholding to Cover Taxes or Exercise Costs. For the avoidance of doubt, this Policy does not apply to the withholding of shares to satisfy tax withholding requirements upon (i) vesting of any Full-Value Awards or (ii) exercise of any expiring SSARs or stock options in accordance with this Policy.

6.ADDITIONAL INFORMATION FOR DIRECTORS AND EXECUTIVE OFFICERS
6.1.Section 16 of the Securities Exchange Act of 1934. Members of the Company’s Board of Directors and officers of the Company (as defined in Section 16 (“Section 16”) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) are referred to collectively as “Section 16 Persons” and individually as a “Section 16 Person” in this Policy and are subject to the requirements of Section 16. Section 16 Persons are required to report their holdings and transactions in Company Securities. Section 16 Persons must report their beneficial ownership of the Company’s stock or derivative securities to the SEC on Form 3 within ten days of becoming a Section 16 Person and on Form 4 within two business days of any transaction that changes their ownership. The Company offers assistance with these reporting requirements, and Section 16 Persons must instruct their brokers to report transaction details to specific Company officials within two hours of the transaction. In addition, Section 16 Persons should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)).
6.2.Transactions in Company Benefit Plans and Section 16 Reporting Obligations. Executive Officers subject to Section 16 may also have reporting obligations for certain transactions in the Company’s stock fund included in the Benefit Plans. For example, such transactions may include: (a) an election to increase or decrease the amount or percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your Benefit Plan account if the loan will result in the liquidation of some or all of your Company stock fund balance, and (d) your election to prepay a Benefit Plan loan if the prepayment will result in a change in your Company stock fund balance. Any of these transactions, and potentially others, may be reportable on a Form 4 within two business days of the execution date.
Transfers of funds in and out of a Company stock fund or a cash-out of assets in a Company stock fund may be subject to short-swing liability if there has been an opposite-way fund transfer or cash-out within six months of the initial transaction. The second, non-exempt plan transaction is matchable against any other non-exempt transactions that you may have made in the equity securities of the Company within six months whether under the plan, on the open market or otherwise, resulting in short-swing liability.
Participants in Benefit Plans subject to Section 16 reporting will not be permitted to process fund transfers, loans and in-service withdrawals through the employee benefit plan automated systems. Like other transactions, Insiders who wish to effect a transaction through a Benefit Plan must obtain written clearance from the Chief Legal Officer prior to execution of such Discretionary Transaction.
6.3.SEC Blackout Period. SEC rules prohibit Section 16 Persons from trading in Company equity securities during an “SEC Blackout Period,” which is any period of three or more consecutive days during which at least 50% of the participants or beneficiaries in an “individual account” retirement plan of the Company or its subsidiaries are unable to purchase, sell, or otherwise acquire or transfer an interest in the equity of the Company held in such plan due to a temporary suspension by the Company or a fiduciary. “Individual account” plans include, without limitation, defined contribution plans such as broad-based tax-qualified 401(k) plans and profit sharing plans, stock bonus plans, and certain nonqualified deferred compensation arrangements. There are limited exceptions to this rule, and Section 16 Persons should consult with the Company’s Chief Legal Officer prior to attempting a stock transaction during the above-described SEC Blackout Period.

6.4.Pre-Clearance Procedures. In addition to the pre-clearance requirements under Section 5.3, the Company has determined that neither Section 16 Persons nor their Related Persons may acquire or dispose of Company Securities without first obtaining pre-clearance from the Chief Legal Officer of the Company or the Chief Legal Officer’s designee, which may be either the Chief Executive Officer or the Chief Financial Officer of the Company. The Chief Legal Officer may not acquire or dispose Company Securities without first obtaining the pre-clearance of either the Chief Executive Officer or the Chief Financial Officer of the Company. The Chief Executive Officer, in addition to obtaining clearance from the Chief Legal Officer (or the Chief Financial Officer, when acting as the Chief Legal Officer’s designee), shall notify the Chair of the Board (or, if the Chief Executive Officer serves as the Chair of the Board, the lead independent director) and the Chair of the Compensation Committee of any planned transaction as soon as reasonably practicable prior to such transaction. In all instances, clearance may be verbal and followed by a written confirmation. If you become aware of Material Non-Public Information regarding the Company before the transaction is executed, the pre-clearance is void and the transaction must not be completed. If the transaction is not executed within five business days (or such other shorter period as the Chief Legal Officer determines to be appropriate under the circumstances ) of receipt of pre-clearance, a new pre-clearance request must be submitted to the Chief Legal Officer. The person to whom a pre-clearance request is submitted is under no obligation to approve the request, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in a transaction is denied, they must refrain from initiating any transaction involving Company Securities, and should not disclose the restriction to any other person.
7.ADDITIONAL PROHIBITED TRANSACTIONS, RESTRICTIONS AND GUIDANCE
The Company generally considers it improper and inappropriate for any directors, executive officers and teammates of the Company and/or its subsidiaries to engage in short-term or speculative transactions in Company Securities or in other transactions in Company Securities that may lead to inadvertent violations of the insider trading laws.
7.1.Short Sales. A short sale involves a sale of securities that are not then owned by the seller, including a “sale against the box” (a sale with delayed delivery). Short sales of Company Securities, among other things, evidence an expectation on the part of the seller that the securities will decline in value, and therefore may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited by this Policy. In addition, Section 16(c) of the Exchange Act prohibits directors and executive officers from engaging in short sales.
7.2.Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock. Transactions in options may focus the director’s, executive officer’s or other teammate’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities with respect to the Company on an exchange or in any other organized market are prohibited by this Policy.
7.3.Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost dollars and forward sale contracts, allow a director, executive officer or other teammate to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, executive officer or other teammate to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, executive officer or other teammate’s interests may no longer be aligned with those of the Company’s other stockholders. In addition, such transactions are complex and require a careful analysis of many aspects of the securities laws, including filing and disclosure laws. For these reasons, hedging or monetization transactions involving Company Securities for the purpose or with the effect as described above are prohibited by this Policy.
7.4.Pledges. Securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because this type of sale may occur at a time when the pledger is aware of Material Non-Public Information regarding the Company or otherwise is not permitted to trade in Company Securities, all members of the Company’s Board of Directors and all teammates at Vice President levels and above are prohibited, and all other teammates are strongly discouraged, from pledging Company Securities as collateral for a loan.
7.5.Margin Accounts. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Non-Public Information regarding the Company or otherwise is not permitted to trade in Company Securities, all members of the Company’s Board of Directors and all teammates at Vice President levels and above are prohibited, and all other teammates are strongly discouraged, from holding Company Securities in a margin account.
7.6.Standing Orders. Certain kinds of standing orders can create heightened risks for insider trading violations. Accordingly, you should inform your broker about any applicable blackout periods and cancel any standing orders at the start of any blackout period applicable to you. The Company may, but shall not be required to, instruct its stock plan administrator to cancel any outstanding standing orders at the start of any blackout period.
8.POST-TERMINATION TRANSACTIONS
If you are aware of Material Non-Public Information when you terminate employment with or services to the Company or one of its subsidiaries, you may not trade in Company Securities or Third-Party Securities, as applicable, until that information has become public or is no longer material. In all other respects, the procedures set in this Policy will cease to apply to your transactions in Company Securities upon the expiration of any blackout period that is applicable to your transactions at the time of your termination of employment or services. Please note, however, that for directors and executive officers of the Company, certain other securities laws requirements may continue to apply to you for a period of time post-termination, such as the short-swing profit rule and the need to comply with Rule 144 promulgated under the Securities Act with respect to sales of Company Securities.
9.CONSEQUENCES OF VIOLATIONS
The purchase or sale or other dispositions of securities while aware of Material Non-Public Information, or the disclosure of Material Non-Public Information to others who then trade in Company Securities or Third-Party Securities, is prohibited by federal and state laws. Each person is individually responsible for complying with the securities laws applicable to their region and this Policy, regardless of whether we have prohibited trading by that person or any other Insiders. The responsibility of determining whether an Insider possesses Material Non-Public Information rests with the Insider, and pre-clearance of a transaction does not constitute legal advice and does not in any way insulate an Insider from liability under the securities laws.
9.1.Liability for Insider Trading. Insiders may be subject to both civil and criminal liabilities and sanctions, including up to $5,000,000 in criminal fines, up to 20 years in jail and civil penalties up to three times the illegal profit gained or loss avoided for engaging in transactions in securities at a time when they have knowledge of Material Non-Public Information regarding those securities.
9.2.Liability for Tipping. Insiders may be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.
9.3.Sanctions for Violations. Any person who violates this Policy may be subject to sanctions, up to and including termination of employment, whether or not such failure to comply results in a violation of law.
Appropriate judgment should be exercised in connection with securities trading. The guidelines in this Policy should not be a substitute for any applicable laws and regulations which may apply in the jurisdictions where you work or do business.
10. INTERPRETATION
The Company’s Chief Legal Officer has the authority to interpret and enforce this Policy, and to grant certain exceptions to this Policy to the extent any such exceptions are consistent with the general purposes of this Policy and applicable laws. Any suspected or known violation of this Policy should be reported immediately to the Chief Legal Officer. All questions about this Policy should be directed in the first instance to the Chief Legal Officer.

APPENDIX A
RULE 10B5-1 TRADING PLANS
Pursuant to Rule 10b5-1 of the Exchange Act (“Rule 10b5-1”), members of the Board of Directors, officers and teammates of the Company may establish written programs which permit: (a) automatic trading of Company Securities through a third-party broker or (b) trading of Company Securities by an independent person (e.g., an investment banker or broker) who is not aware of Material Non-Public Information regarding the Company or subject to a blackout period at the time of a trade. Once a program is implemented that complies with Rule 10b5-1, trades pursuant to such program will not be subject to certain of the limitations and restrictions set forth in other sections of this Policy, as trading pursuant to a program may occur even at a time outside of the Company’s Trading Window, during a blackout period or when the person on whose behalf such trade is made is in possession of Material Non-Public Information. Each program must be reviewed and approved by the Company’s Chief Legal Officer prior to establishment. If the Chief Legal Officer desires to establish a trading program, the program must be submitted for review to the Chief Financial Officer for review and approval of the program prior to establishment.
The establishment or termination of programs pursuant to this Policy and all trades made pursuant thereto may be disclosed to the public through a press release, by placement on the Company’s website or through other means, and/or as may be required by SEC disclosure rules, including pursuant to the quarterly reporting requirements of Rule 10b5-1. The Company will not have any liability to any Program Eligible Person (defined below) in connection with the establishment or use of a program, including any Company disclosure with respect thereto or any cancellation of transactions and/or suspension of a program as discussed below, or otherwise.
I.Trading Programs. Trading plans established in compliance with this Policy (each a “Program”) must comply with the requirements set forth in Rule 10b5-1 and are limited to the following two types:
a.A written Program which permits automatic trading of the Company’s stock through a third-party broker (an “Automatic Trading Program”) established by a member of the Board of Directors, officer, or teammate of the Company (a “Program Eligible Person”) at a time when the Program Eligible Person is not subject to a blackout period or aware of any Material Non-Public Information regarding the Company. The Automatic Trading Program document must specify the number of shares to be purchased or sold, and the prices at which and the dates on which the planned transactions will be executed. Alternatively, the Automatic Trading Program may establish an objective formula for any or all of these criteria (e.g., the number of shares could be specified as a percentage of the holdings of the Program Eligible Person); or
b.A Program where transactions in the Company’s stock are initiated by the trustee of a so-called “blind” trust, provided the Program is established by a Program Eligible Person at a time when the Program Eligible Person is not subject to a blackout period or aware of any Material Non-Public Information regarding the Company. A “blind” trust is a trust established by a Program Eligible Person. The investment and disposition decisions must be made by an independent trustee without the Program Eligible Person’s involvement or knowledge. The trustee should be a recognized financial institution possessing trust powers. Under this type of Program, the Program Eligible Person cannot exert any influence over, or even communicate with, the trustee regarding specific investments. If the trustee becomes aware of Material Non-Public Information regarding the Company, whether from the Program Eligible Person or otherwise, the trustee may not engage in a purchase or sale of the Company’s stock on behalf of such Program Eligible Person through a Program.
II.Additional Program Restrictions. All Programs will also be subject to the following restrictions:
a.The Program Eligible Person cannot engage in any separate transaction (e.g., a hedging transaction) which directly or indirectly alters or offsets an authorized transaction made under a Program.
b.Any Program Eligible Person preparing a Program must allow for the cancellation of a transaction and/or suspension of the Program upon notice and request by the Company to the extent the Program or any proposed trade: (a) fails to comply with applicable law (e.g., exceeding the number of shares which the Program Eligible Person may sell under Rule 144 promulgated under the Securities Act, in a rolling three month period), or (b) would create material adverse consequences for the Company (e.g., because it would prevent the Company from being able to enter into or would lead to a violation of a lock-up agreement on the Company officers).
c.No Program may be established at a time when the Program Eligible Person is aware of any Material Non-Public Information regarding the Company or subject to a blackout period in effect at the time of establishment. For Section 16 Persons, the first transaction under the Program cannot occur earlier than the later to occur of (i) 90 calendar days following the establishment of the Program, or (ii) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the Program was established, up to a maximum of 120 days after the date of establishment. For all other Program Eligible Persons, unless an exception is requested and authorized by the Chief Legal Officer when the Program is established, the first transaction under the Program cannot occur sooner than 30 calendar days following the establishment of the Program.
d.Programs must include a representation that, on the date of establishment, the Program Eligible Person entering into the Program: (i) is not aware of any Material Non-Public Information regarding the Company; and (ii) is establishing the Program in good faith.
e.Once a Program is established, it cannot be modified, changed or deviated from except: (i) with approval of the Chief Legal Officer (or in the event the Program Eligible Person is the Chief Legal Officer, the Chief Financial Officer) and (ii) at a time when the Program Eligible Person is permitted to trade in the Company’s stock under this Policy (i.e., when the Program Eligible Person is not blocked from trading because of any applicable blackout period and when the Program Eligible Person is not otherwise aware of any Material Non-Public Information regarding the Company). Any Program that is modified must meet all requirements of a newly established Program, as if established on the date of modification.
f.The approval of the Company’s Chief Legal Officer must be obtained before a Program may be terminated.
g.Single-trade plans (i.e., Programs that have only one trading event) are limited to one such Program during any consecutive twelve-month trading period.

h.All Programs must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws, including, without limitation, Rule 10b5-1, and all Program Eligible Persons who have entered into a Program must act in good faith with respect to such Program for its duration. The Company may immediately terminate or require termination of a Program if it determines that the Program Eligible Person entered into such Program or has acted with respect to such Program either: (i) not in good faith, or (ii) as part of a plan or scheme to evade the prohibitions of the securities laws.